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                               March 10, 2021

       Kathy Lee-Sepsick
       Chief Executive Officer
       Femasys Inc.
       3950 Johns Creek Court, Suite 100
       Suwanee, GA 30024

                                                        Re: Femasys Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
12, 2021
                                                            CIK No. 0001339005

       Dear Ms. Lee-Sepsick:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your disclosure elsewhere in the prospectus regarding the FDA's safety concerns with your pivotal trial
for FemBloc that resulted in the trial being paused. Please revise to disclose that here and
the fact that enrollment is paused until the FDA either approves an
                                                        IDE supplement to
resume the study or an IDE for a new pivotal trial. Please also revise to disclose that the
small IDE study that began in June 2020 is being used to evaluate the adequacy of certain
proposed mitigations as a result of the FDA's safety concerns.
 Kathy Lee-Sepsick
FirstName  LastNameKathy Lee-Sepsick
Femasys Inc.
Comapany
March      NameFemasys Inc.
       10, 2021
March2 10, 2021 Page 2
Page
FirstName LastName
Risks Associated With Our Business, page 4

2. Please revise to disclose the risk that the FDA may not allow you to continue the pivotal trial for FemBloc due to safety concerns.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 6

3. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors
We face the risk of product liability claims that could be expensive, divert management's attention and harm our reputation and business, page 26

4. We note your disclosure here that the FemBloc system has shown a "favorable safety profile" to date. Safety is a conclusion that is solely within the authority of the FDA or comparable regulatory bodies. Please remove or revise this statement accordingly.
Business
Intellectual Property, page 89

5. Please revise to disclose the material foreign jurisdictions where you own patents or have pending patent applications.
(2) Summary of Significant Accounting Policies, page F-9

6. Regarding item (i) on inventories on page F-10, you state that in 2019, you disposed of
         inventory, primarily in connection with your FemCerv    product, in
the amount of
         $29,401 and that as of December 31, 2019, the reserve for slow moving, obsolete, or unusable inventories was $2,484. Please explain why this disposal was necessary, e.g., identify the raw materials or other components that expire, etc. Please explain why
         FemCerv    is not included in your product pipeline table on page 3 if it is cleared to
         market in the U.S. and Europe (page 85). Finally, please identify the product(s) for which the reserve for slow moving, obsolete, or unusable inventories is attributed and the reason(s) such a reserve is warranted therefor.
7. You report a long-term Clinical Holdback liability of $145,768 as of December 31, 2019.
         Please revise your footnotes to more clearly describe the nature of this liability, how it was computed, and provide a rollforward of the balances for the periods presented.
 Kathy Lee-Sepsick
Femasys Inc.
March 10, 2021
Page 3

        You may contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,
FirstName LastNameKathy Lee-Sepsick
                                                         Division of
Corporation Finance
Comapany NameFemasys Inc.
                                                         Office of Life
Sciences
March 10, 2021 Page 3
cc:       David S. Rosenthal, Esq.
FirstName LastName